FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of June 01, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                SIGNET GROUP plc

   ANNUAL INFORMATION UPDATE FOR SIGNET GROUP plc FOR THE 12 MONTHS UP TO AND
                             INCLUDING 1 JUNE 2007

In accordance with the requirements of Prospectus Rule 5.2, Signet Group plc
(the "Company") submits its Annual Information Update following the publication of its financial statements on 4 May 2007.

The Annual Information Update covers the 12 months since our last update up to and including 31 May 2007.

1.                   Regulatory Announcements

The list below shows the announcements that were published on the London Stock
Exchange via RNA, a Regulatory Information Service, and can be obtained from their website http://www.londonstockexchange.com/ or the Company's website
http://www.signetgroupplc.com/

The Company has a secondary listing on the New York Stock Exchange and simultaneously submitted copies of the announcements on Forms 6-K to the US
Securities and Exchange Commission ("SEC").  Full details of these filings can be found on the SEC's website at http://www.sec.gov/.

24-May-06           REG-Signet Group PLC Holding(s) in Company
25-May-06           REG-Signet Group PLC Holding(s) in Company
25-May-06           REG-Signet Group PLC Holding(s) in Company
09-Jun-06           REG-Signet Group PLC Result of AGM
09-Jun-06           REG-Signet Group PLC 1st Quarter Results
12-Jun-06           REG-Signet Group PLC Further re: Zale Corporation
12-Jun-06           REG-Signet Group PLC Statement re. Press Comment
13-Jun-06           REG-Schroders PLC Rule 8.3- Signet Group Plc
13-Jun-06           REG-Capital Group Co. Rule 8.3- Signet Group plc
13-Jun-06           REG-Signet Group PLC Holding(s) in Company
16-Jun-06           REG-Signet Group PLC Director/PDMR Shareholding
22-Jun-06           REG-Signet Group PLC Director/PDMR Shareholding
23-Jun-06           REG-Baillie Gifford &Co. Rule 8.3- Signet Group PLC
17-Jul-06           REG-Signet Group PLC Transaction in Own Shares
18-Jul-06           REG-Signet Group PLC Transaction in Own Shares
18-Jul-06           REG-Signet Group PLC Holding(s) in Company
19-Jul-06           REG-Signet Group PLC Transaction in Own Shares
21-Jul-06           REG-Signet Group PLC Transaction in Own Shares
21-Jul-06           REG-Signet Group PLC Holding(s) in Company
24-Jul-06           REG-Signet Group PLC Transaction in Own Shares
25-Jul-06           REG-Signet Group PLC Transaction in Own Shares
28-Jul-06           REG-Signet Group PLC Transaction in Own Shares
28-Jul-06           REG-Signet Group PLC Transaction in Own Shares
31-Jul-06           REG-Signet Group PLC Transaction in Own Shares
01-Aug-06           REG-Signet Group PLC Transaction in Own Shares
02-Aug-06           REG-Signet Group PLC Transaction in Own Shares
03-Aug-06           REG-Signet Group PLC 2nd Quarter Results
03-Aug-06           REG-Signet Group PLC Statement re Possible Offer
03-Aug-06           REG-Apax Partners WW LLP Statemnt re Press Speculation
04-Aug-06           REG-Signet Group PLC Holding(s) in Company
04-Aug-06           REG-M&G Inv Management Ltd: Rule 8.3 - Signet Group Plc
04-Aug-06           REG-Goldman Sachs & Co. Rule 8.1- Signet Group PLc
04-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
04-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
04-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure SIGNET GROUP
                    PLC
04-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure SIGNET GROUP
                    PLC
04-Aug-06           REG-Schroders PLC Rule 8.3- (Signet Group Plc)
04-Aug-06           REG-Capital Group Co. Rule 8.3- Signet Group plc
07-Aug-06           REG-Legal&Gen Inv Mgmnt Rule 8.3-Signet Group Plc
07-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
07-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
07-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
07-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure SIGNET GROUP
                    PLC
07-Aug-06           REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - SIGNET
                    GROUP PLC
07-Aug-06           REG-Baillie Gifford &Co. Rule 8.3- Signet Group PLC
07-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
07-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
08-Aug-06           REG-Signet Group PLC Rule 2.10 Announcement
08-Aug-06           REG-State Street Global Rule 8.3- Signet Grouo PLC
08-Aug-06           REG-Deutsche Bank AG Ln Rule 8.1- Signet Group-Amend
08-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
08-Aug-06           REG-Schroders PLC Rule 8.3- (Signet Group Plc)
08-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure SIGNET GROUP
                    PLC
08-Aug-06           REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - Signet
                    Group Plc
08-Aug-06           REG-Deutsche Bank AG Ln Rule 8.1- Signet
08-Aug-06           REG-Legal&Gen Inv Mgmnt Rule 8.3-Signet Group Plc
08-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
09-Aug-06           REG-State Street Global Rule 8.3- Signet Group PLC
09-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
09-Aug-06           REG-Schroders PLC Rule 8.3- (Signet Group)
09-Aug-06           REG-Aviva PLC Rule 8.3- Signet Group plc
09-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
09-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
09-Aug-06           REG-Lloyds TSB - Securities Administration Rule 8.3 - Signet
                    Grp
10-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
10-Aug-06           REG-State Street Global Rule 8.3- Signet Group PLC
10-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
10-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
10-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure-Amendment
10-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure SIGNET GROUP
                    PLC
10-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
10-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
10-Aug-06           REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - Signet
                    Group Plc
10-Aug-06           REG-Legal&Gen Inv Mgmnt Rule 8.3- Signet Group
11-Aug-06           REG-Signet Group PLC Rule 2.10 Announcement
11-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
11-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure Signet Group
                    Plc
11-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
11-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure - Amendment
11-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
14-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
14-Aug-06           REG-State Street Global Rule 8.3- Signet Group PLC
14-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure SIGNET GROUP
                    PLC
14-Aug-06           REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - Signet
                    Group Plc
14-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
15-Aug-06           REG-Signet Group PLC Rule 2.10 Announcement
15-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
15-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
15-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure Signet Group
                    Plc
16-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
16-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure SIGNET GROUP
                    PLC
16-Aug-06           REG-State Street Global Rule 8.3- Signet Group PLC
16-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
16-Aug-06           REG-Baillie Gifford &Co. Rule 8.3- Signet Group PLC
16-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
17-Aug-06           REG-Signet Group PLC Rule 2.10 Announcement
17-Aug-06           REG-State Street Global Rule 8.3- SIgnet Group PLC
17-Aug-06           REG-Aviva PLC Rule 8.3- SIGNET GROUP PLC
17-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
17-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
17-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
17-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure Signet Group
                    Plc
18-Aug-06           REG-State Street Global Rule 8.3- Signet Group PLC
18-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
18-Aug-06           REG-M&G Inv Management Ltd: Rule 8.3 - Signet Group Plc
18-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
18-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
21-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
21-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure SIGNET GROUP
                    PLC
21-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
21-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
22-Aug-06           REG-State Street Global Rule 8.3- Signet Group
22-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
22-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
22-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure SIGNET GROUP
                    PLC
22-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
22-Aug-06           REG-Lloyds TSB - Securities Administration Rule 8.3 - Signet
                    Grp
23-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
23-Aug-06           REG-State Street Global Rule 8.3- Signet Group PLC
23-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
23-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
23-Aug-06           REG-Signet Group PLC Notice of Results
24-Aug-06           REG-Schroders PLC Rule 8.3- (Signet Group Plc)
24-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
24-Aug-06           REG-M&G Inv Management Ltd: Rule 8.3 - Signet Group
24-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
24-Aug-06           REG-State Street Global Rule 8.3- Signet Group PLC
24-Aug-06           REG-Lloyds TSB - Securities Administration Rule 8.3 - Signet
                    Grp
24-Aug-06           REG-Legal&Gen Inv Mgmnt Rule 8.3- Signet Group Plc
25-Aug-06           REG-Barclays PLC Rule 8.3 - SIGNET GROUP PLC
25-Aug-06           REG-M&G Inv Management Ltd: Rule 8.3 - SIGNET GROUP PLC -
                    AMENDMENT
25-Aug-06           REG-State Street Global Rule 8.3- Signet Group PLC
25-Aug-06           REG-J.P. Morgan Securities Ltd. EPT Disclosure SIGNET GROUP
                    PLC
25-Aug-06           REG-Lloyds TSB - Securities Administration Rule 8.3 - Signet
                    Grp
25-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
29-Aug-06           REG-Signet Group PLC Holding(s) in Company
29-Aug-06           REG-Goldman Sachs (EPT) EPT Disclosure
29-Aug-06           REG-Baillie Gifford &Co. Rule 8.3- Signet Group PLC
29-Aug-06           REG-Signet Group PLC Information on Non-Executive
29-Aug-06           REG-Apax Partners WW LLP Statement re Signet Group Plc
30-Aug-06           REG-Signet Group PLC Interim Results
31-Aug-06           REG-Signet Group PLC Transaction in Own Shares
31-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
31-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
31-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure
31-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure - Amendment
31-Aug-06           REG-Deutsche Bank AG Ln EPT Disclosure - Amendment
01-Sep-06           REG-Signet Group PLC Transaction in Own Shares
04-Sep-06           REG-Signet Group PLC Transaction in Own Shares
04-Sep-06           REG-Sprucegrove Inv Mngt Rule 8.3- Signet
05-Sep-06           REG-Signet Group PLC Transaction in Own Shares
05-Sep-06           REG-Signet Group PLC Additional Listing
06-Sep-06           REG-Signet Group PLC Transaction in Own Shares
07-Sep-06           REG-Signet Group PLC Transaction in Own Shares
11-Sep-06           REG-Signet Group PLC Transaction in Own Shares
12-Sep-06           REG-Signet Group PLC Transaction in Own Shares
12-Sep-06           REG-Signet Group PLC Blocklisting Interim Review
15-Sep-06           REG-Signet Group PLC Transaction in Own Shares
18-Sep-06           REG-Signet Group PLC Transaction in Own Shares
19-Sep-06           REG-Signet Group PLC Transaction in Own Shares
20-Sep-06           REG-Signet Group PLC Transaction in Own Shares
21-Sep-06           REG-Signet Group PLC Transaction in Own Shares
22-Sep-06           REG-Signet Group PLC Transaction in Own Shares
26-Sep-06           REG-Signet Group PLC Transaction in Own Shares
28-Sep-06           REG-Signet Group PLC Transaction in Own Shares
28-Sep-06           REG-Signet Group PLC Director/PDMR Shareholding
29-Sep-06           REG-Signet Group PLC Transaction in Own Shares
02-Oct-06           REG-Signet Group PLC Transaction in Own Shares
03-Oct-06           REG-Signet Group PLC Transaction in Own Shares
04-Oct-06           REG-Signet Group PLC Transaction in Own Shares
05-Oct-06           REG-Signet Group PLC Transaction in Own Shares
09-Oct-06           REG-Signet Group PLC Holding(s) in Company
16-Oct-06           REG-Signet Group PLC Transaction in Own Shares
17-Oct-06           REG-Signet Group PLC Transaction in Own Shares
18-Oct-06           REG-Signet Group PLC Transaction in Own Shares
19-Oct-06           REG-Signet Group PLC Transaction in Own Shares
20-Oct-06           REG-Signet Group PLC Transaction in Own Shares
20-Oct-06           REG-Signet Group PLC Transaction in Own Shares
23-Oct-06           REG-Signet Group PLC Transaction in Own Shares
24-Oct-06           REG-Signet Group PLC Transaction in Own Shares
27-Oct-06           REG-Signet Group PLC Transaction in Own Shares
30-Oct-06           REG-Signet Group PLC Transaction in Own Shares
31-Oct-06           REG-Signet Group PLC Transaction in Own Shares
01-Nov-06           REG-Signet Group PLC Transaction in Own Shares
02-Nov-06           REG-Signet Group PLC Transaction in Own Shares
02-Nov-06           REG-Signet Group PLC Q3 Sale Announcement
03-Nov-06           REG-Signet Group PLC Transaction in Own Shares
06-Nov-06           REG-Signet Group PLC Transaction in Own Shares
06-Nov-06           REG-Signet Group PLC Holding(s) in Company
06-Nov-06           REG-Signet Group PLC Director/PDMR Shareholding
07-Nov-06           REG-Signet Group PLC Transaction in Own Shares
08-Nov-06           REG-Signet Group PLC Transaction in Own Shares
10-Nov-06           REG-Signet Group PLC Notice of EGM
21-Nov-06           REG-Signet Group PLC 3rd Quarter Results
23-Nov-06           REG-Signet Group PLC Director/PDMR Shareholding
01-Dec-06           REG-Signet Group PLC Holding(s) in Company
08-Dec-06           REG-Signet Group PLC Holding(s) in Company
12-Dec-06           REG-Signet Group PLC Result of EGM
15-Dec-06           REG-Signet Group PLC Voting Rights and Capital
04-Jan-07           REG-Signet Group PLC Holding(s) in Company
04-Jan-07           REG-Signet Group PLC Notice of Announcement
08-Jan-07           REG-Signet Group PLC Total Voting Rights
11-Jan-07           REG-Signet Group PLC Trading Statement
12-Jan-07           REG-Signet Group PLC Total Voting Rights
12-Jan-07           REG-Signet Group PLC Director/PDMR Shareholding
16-Jan-07           REG-Signet Group PLC Director/PDMR Shareholding
16-Jan-07           REG-Signet Group PLC Total Voting Rights
18-Jan-07           REG-Signet Group PLC Director/PDMR Shareholding
19-Jan-07           REG-Signet Group PLC Transaction in Own Shares
19-Jan-07           REG-Signet Group PLC Director/PDMR Shareholding
22-Jan-07           REG-Signet Group PLC Holding(s) in Company
23-Jan-07           REG-Signet Group PLC Transaction in Own Shares
23-Jan-07           REG-Signet Group PLC Holding(s) in Company
23-Jan-07           REG-Signet Group PLC Holding(s) in Company
24-Jan-07           REG-Signet Group PLC Transaction in Own Shares
25-Jan-07           REG-Signet Group PLC Transaction in Own Shares
31-Jan-07           REG-Signet Group PLC Total Voting Rights
02-Feb-07           REG-Signet Group PLC Transaction in Own Shares
05-Feb-07           REG-Signet Group PLC Transaction in Own Shares
05-Feb-07           REG-Signet Group PLC Redenomination Share Capital
06-Feb-07           REG-Signet Group PLC Transaction in Own Shares
07-Feb-07           REG-Signet Group PLC Transaction in Own Shares
08-Feb-07           REG-Signet Group PLC Transaction in Own Shares
08-Feb-07           REG-Signet Group PLC Fourth Quarter Sales
09-Feb-07           REG-Signet Group PLC Transaction in Own Shares
12-Feb-07           REG-Signet Group PLC Transaction in Own Shares
13-Feb-07           REG-Signet Group PLC Transaction in Own Shares
14-Feb-07           REG-Signet Group PLC Transaction in Own Shares
15-Feb-07           REG-Signet Group PLC Transaction in Own Shares
16-Feb-07           REG-Signet Group PLC Transaction in Own Shares
19-Feb-07           REG-Signet Group PLC Transaction in Own Shares
20-Feb-07           REG-Signet Group PLC Transaction in Own Shares
21-Feb-07           REG-Signet Group PLC Transaction in Own Shares
22-Feb-07           REG-Signet Group PLC Transaction in Own Shares
23-Feb-07           REG-Signet Group PLC Transaction in Own Shares
26-Feb-07           REG-Signet Group PLC Transaction in Own Shares
27-Feb-07           REG-Signet Group PLC Transaction in Own Shares
28-Feb-07           REG-Signet Group PLC Total Voting Rights
28-Feb-07           REG-Signet Group PLC Transaction in Own Shares
01-Mar-07           REG-Signet Group PLC Transaction in Own Shares
02-Mar-07           REG-Signet Group PLC Transaction in Own Shares
05-Mar-07           REG-Signet Group PLC Transaction in Own Shares
06-Mar-07           REG-Signet Group PLC Transaction in Own Shares
07-Mar-07           REG-Signet Group PLC Transaction in Own Shares
08-Mar-07           REG-Signet Group PLC Transaction in Own Shares
09-Mar-07           REG-Signet Group PLC Transaction in Own Shares
12-Mar-07           REG-Signet Group PLC Transaction in Own Shares
13-Mar-07           REG-Signet Group PLC Transaction in Own Shares
14-Mar-07           REG-Signet Group PLC Transaction in Own Shares
15-Mar-07           REG-Signet Group PLC Transaction in Own Shares
16-Mar-07           REG-Signet Group PLC Transaction in Own Shares
19-Mar-07           REG-Signet Group PLC Transaction in Own Shares
20-Mar-07           REG-Signet Group PLC Transaction in Own Shares
21-Mar-07           REG-Signet Group PLC Transaction in Own Shares
22-Mar-07           REG-Signet Group PLC Transaction in Own Shares
23-Mar-07           REG-Signet Group PLC Transaction in Own Shares
26-Mar-07           REG-Signet Group PLC Director/PDMR Shareholding
26-Mar-07           REG-Signet Group PLC Transaction in Own Shares
27-Mar-07           REG-Signet Group PLC Transaction in Own Shares
28-Mar-07           REG-Signet Group PLC Transaction in Own Shares
29-Mar-07           REG-Signet Group PLC Transaction in Own Shares
30-Mar-07           REG-Signet Group PLC Total Voting Rights
30-Mar-07           REG-Signet Group PLC Transaction in Own Shares
10-Apr-07           REG-Signet Group PLC Transaction in Own Shares
11-Apr-07           REG-Signet Group PLC Transaction in Own Shares
12-Apr-07           REG-Signet Group PLC Transaction in Own Shares
13-Apr-07           REG-Signet Group PLC Transaction in Own Shares
16-Apr-07           REG-Signet Group PLC Transaction in Own Shares
17-Apr-07           REG-Signet Group PLC Transaction in Own Shares
18-Apr-07           REG-Signet Group PLC Documents submitted to FSA
18-Apr-07           REG-Signet Group PLC Transaction in Own Shares
18-Apr-07           REG-Signet Group PLC Signet Board Change
18-Apr-07           REG-Signet Group PLC Final Results - Part 3
18-Apr-07           REG-Signet Group PLC Final Results - Part 2
18-Apr-07           REG-Signet Group PLC Final Results - Part 1
19-Apr-07           REG-Signet Group PLC Director/PDMR Shareholding
20-Apr-07           REG-Signet Group PLC Total Voting Rights
25-Apr-07           REG-Signet Group PLC Director/PDMR Shareholding
03-May-07           REG-Signet Group PLC Total Voting Rights
03-May-07           REG-Signet Group PLC Director/PDMR Shareholding
04-May-07           REG-Signet Group PLC Holding(s) in Company
04-May-07           REG-Signet Group PLC Documents filed with FSA
09-May-07           REG-Signet Group PLC Holding(s) in Company
10-May-07           REG-Signet Group PLC Q1 Sales
14-May-07           REG-Signet Group PLC Additional Listing
23-May-07           REG-Signet Group PLC Holding(s) in Company
25-May-07           REG-Signet Group PLC Holding(s) in Company
31-May-07           REG-Signet Group PLC Holding(s) in Company
31-May-07           REG-Signet Group PLC Total Voting Rights

2.                   Documents filed at Companies House

The list below shows the documents that were filed with the Registrar of
Companies for England and Wales on the date listed.  Copies of the documents can be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, for
registered users, through Companies House Direct at
http://www.direct.companies-house.gov.uk/.

15.06.06               88(2)R               Return of allotment of shares
15.06.06               88(2)R               Return of allotment of shares
15.06.06               88(2)R               Return of allotment of shares
15.06.06               88(2)R               Return of allotment of shares
15.06.06               88(2)R               Return of allotment of shares
15.06.06               88(2)R               Return of allotment of shares
15.06.06               88(2)R               Return of allotment of shares
21.06.06               AA                   Accounts
21.06.06               RES01                AGM Resolutions
21.06.06               MEM/ARTS             Articles of Association
23.06.06               288b                 Resignation of Director
10.07.06               88(2)R               Return of allotment of shares
10.07.06               88(2)R               Return of allotment of shares
10.07.06               88(2)R               Return of allotment of shares
10.07.06               88(2)R               Return of allotment of shares
10.07.06               88(2)R               Return of allotment of shares
10.07.06               88(2)R               Return of allotment of shares
20.07.06               88(2)R               Return of allotment of shares
10.08.06               363s                 Annual Return
24.08.06               88(2)R               Return of allotment of shares
24.08.06               88(2)R               Return of allotment of shares
24.08.06               88(2)R               Return of allotment of shares
24.08.06               88(2)R               Return of allotment of shares
30.08.06               169                  Transaction in own shares
30.08.06               169                  Transaction in own shares
11.09.06               169                  Transaction in own shares
19.09.06               88(2)R               Return of allotment of shares
19.09.06               88(2)R               Return of allotment of shares
19.09.06               88(2)R               Return of allotment of shares
19.09.06               88(2)R               Return of allotment of shares
03.10.06               88(2)R               Return of allotment of shares
03.10.06               88(2)R               Return of allotment of shares
03.10.06               88(2)R               Return of allotment of shares
03.10.06               88(2)R               Return of allotment of shares
10.10.06               169                  Transaction in own shares
10.10.06               169                  Transaction in own shares
10.10.06               169                  Transaction in own shares
10.10.06               169                  Transaction in own shares
11.10.06               88(2)R               Return of allotment of shares
11.10.06               88(2)R               Return of allotment of shares
25.10.06               88(2)R               Return of allotment of shares
25.10.06               88(2)R               Return of allotment of shares
25.10.06               88(2)R               Return of allotment of shares
02.11.06               88(2)R               Return of allotment of shares
15.11.06               169                  Transaction in own shares
15.11.06               169                  Transaction in own shares
21.11.06               88(2)R               Return of allotment of shares
21.11.06               88(2)R               Return of allotment of shares
21.11.06               88(2)R               Return of allotment of shares
21.11.06               88(2)R               Return of allotment of shares
30.11.06               169                  Transaction in own shares
30.11.06               169                  Transaction in own shares
30.11.06               169                  Transaction in own shares
12.12.06               88(2)R               Return of allotment of shares
12.12.06               88(2)R               Return of allotment of shares
12.12.06               169                  Transaction in own shares
12.12.06               169                  Transaction in own shares
12.12.06               169                  Transaction in own shares
07.01.07               RES01                EGM Resolutions
07.01.07               MEM/ARTS             Articles of Association
08.01.07               88(2)R               Return of allotment of shares
08.01.07               88(2)R               Return of allotment of shares
08.01.07               88(2)R               Return of allotment of shares
08.01.07               88(2)R               Return of allotment of shares
08.01.07               88(2)R               Return of allotment of shares
09.01.07               169                  Transaction in own shares
17.01.07               88(2)R               Return of allotment of shares
17.01.07               88(2)R               Return of allotment of shares
05.02.07               OC138                Reduction of Issued Share Capital
05.02.07               CERT15               Reduction of Issued Share Capital
21.02.07               88(2)O               Return of allotment of shares
26.02.07               88(2)O               Return of allotment of shares
27.02.07               88(2)O               Return of allotment of shares
27.02.07               88(2)O               Return of allotment of shares
27.02.07               88(2)O               Return of allotment of shares
27.02.07               88(2)O               Return of allotment of shares
27.02.07               88(2)O               Return of allotment of shares
27.02.07               88(2)O               Return of allotment of shares
27.02.07               88(2)O               Return of allotment of shares
27.02.07               88(2)O               Return of allotment of shares
27.02.07               88(2)O               Return of allotment of shares
27.02.07               88(2)O               Return of allotment of shares
27.02.07               88(2)R               Return of allotment of shares
27.02.07               88(2)R               Return of allotment of shares
28.02.07               169                  Transaction in own shares
28.02.07               169                  Transaction in own shares
26.03.07               169                  Transaction in own shares
26.03.07               169                  Transaction in own shares
26.03.07               169                  Transaction in own shares
26.03.07               169                  Transaction in own shares
26.03.07               169                  Transaction in own shares
30.03.07               88(2)R               Return of allotment of shares
30.03.07               88(2)R               Return of allotment of shares
30.03.07               88(2)R               Return of allotment of shares
30.03.07               88(2)R               Return of allotment of shares
30.03.07               88(2)R               Return of allotment of shares
30.03.07               88(2)R               Return of allotment of shares
20.04.07               169                  Transaction in own shares
20.04.07               169                  Transaction in own shares
20.04.07               169                  Transaction in own shares
20.04.07               169                  Transaction in own shares
20.04.07               169                  Transaction in own shares
17.05.07               169                  Transaction in own shares
17.05.07               169                  Transaction in own shares
17.05.07               169                  Transaction in own shares

3.                   Documents filed with the SEC

In addition to the Form 6-K filings referred to in paragraph 1 above, the following documents were filed with the SEC and can be found on their website at
http://www.sec.gov:/

Date                 Document

05.04.07             Form 20-F
12.02.07             SC13G/A
05.02.07             424B3

4.                   Documents sent to shareholders

The following documents were published and sent to shareholders.  They can be found on the Company's website.

Date                 Document

04.05.07             Annual Report and Accounts
04.05.07             Annual Review
04.05.07             Notice of Annual General Meeting
10.11.06             Notice of Extraordinary General Meeting

In accordance with Article 27(3) of the Prospective Directive Regulation, the
information referred to in this Annual Information Update was up to date at the time the information was published, but some information may now be out of date.

Mark A Jenkins
Group Company Secretary

1 June 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   June 01, 2007